FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

Banco Santander, S.A.

Item

1	Relevant Information Dated November 5, 2019

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Press release made public on 4 November 2019: Santander invests £350 million in Ebury, a best-in-class trade and FX facilitator for SMEs, to strengthen its Global Trade Services offer.

Boadilla del Monte (Madrid), 5 November 2019

Santander invests £350 million in Ebury, a best-in-class trade and FX facilitator for SMEs, to strengthen its Global Trade Services offer

∎	The partnership further improves Santander’s position as the bank of choice for SMEs trading or aspiring to trade internationally.

∎	Santander will accelerate Ebury’s growth plans, which already operates in 19 countries, by entering new markets in Latin America and Asia.

Madrid, 4 November 2019 - PRESS RELEASE

Banco Santander today announced a strategic investment in Ebury, the best-in-class trade and foreign exchange facilitator for small and medium-sized companies, for £350 million (approximately €400 million). The investment, which fits Santander’s digital strategy of accelerating growth through new ventures, will strengthen its Global Trade Services offer and further consolidate Santander’s position as the bank of choice for SMEs trading or aspiring to trade internationally in its markets across Europe and the Americas, and in Asia later on. Ebury, which operates in 19 countries and 140 currencies, has generated consistent average annual revenue growth of 40% in the last three years.

UK-based Ebury operates on a unique worldwide distribution platform underpinned by a data driven business model and offers best-in-class customer experience and product capabilities. The partnership will enable Ebury to improve its value proposition, supported by a leading financial institution. Santander serves more than four million SME clients worldwide, of which more than 200,000 do international business.

Under the terms of the transaction, Santander will acquire 50.1% of Ebury for £350m, of which £70m will be new primary equity (approximately €80 million) to support Ebury’s plans to enter new markets in Latin America and Asia. The bank expects a return on invested capital (RoIC) higher than 25% in 2024. Ebury’s existing investors, including co-founders and management, will reinvest in the transaction and the current management team will remain leading Ebury’s expansion.

Ana Botín, Group Executive Chairman of Banco Santander, said: “Small and medium-sized businesses are a major engine of growth around the world, creating new jobs and contributing up to 60% of total employment and up to 40% of national GDP in emerging economies. SMEs are becoming increasingly global and Santander is the best positioned bank to play a leading role to help them access global trade finance. By partnering with Ebury, Santander will deliver faster and more efficient products and services for SMEs, previously only accessible to larger corporates.”

Juan Lobato and Salvador García, co-founders of Ebury, said: “Combining a big bank with nimble fintech means we can offer our clients the best of both worlds: they can benefit from our technology and high-quality service safe in the knowledge that they are counterparty to one of the world most important financial institutions. It is an exciting time for Ebury, we have just completed our first acquisition, and the new capital from Santander and our existing shareholders will allow us to invest in new ways to serve SMEs trading internationally and continue the growth in our business while keeping our entrepreneurial culture.”

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Ebury is a specialist player offering a full suite of foreign exchange and international payments services with very competitive pricing and flexibility. It has a wide customer base including SMEs, mid-corporates, banking partners and non-banking financial institution partners. Ebury, with 900 employees working in 22 offices in 19 countries, offers a state-of-the-art proven technology platform and a unique culture supported by Ebury’s co-founders, who have raised over $134 million since inception in 2009. In 2018, the company processed £16.7 billion in payments for their 43,000 clients.

Ebury will be able to leverage Santander’s capabilities, brand and correspondent bank network to establish new bank partnerships. Santander will take further advantage of the growth opportunity in SMEs cross-border transactions.

Sergio Rial, Santander Brasil’s CEO and executive sponsor of Santander’s Global Trade Services business, will join Ebury’s board as chairman. He will work closely with the existing Ebury team, led by Juan Lobato and Salvador García.

Ebury will continue operating as an independent unit, supported by Santander following its extensive experience in leveraging its Group scale to grow and develop the companies it has invested in, such as Getnet, the bank’s Brazilian subsidiary. Getnet, already a success in Brazil, is helping build the Global Merchant Services platform, initially starting in Mexico before expanding across Latin America and Europe. Santander works with 1.2 million merchants worldwide, with turnover of €150 billion, making Santander a top 10 global acquirer in the world by volume.

The bank is offering SMEs greater options to facilitate their growth and internationalization. Santander, along with other international banks, earlier this month officially launched the Trade Club Alliance, a unique global network of banks aiming to make international trade simpler with an innovative digital platform.

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in Europe and the Americas, and is the largest bank in the euro zone by market capitalization. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of September 2019, Banco Santander had EUR 1.04 trillion in customer funds, 144 million customers, of which 21 million are loyal and 36.2 million are digital (51% of active customers), 12,700 branches and 200,000 employees. Banco Santander made underlying profit of EUR 6,180 million in the first nine months of 2019, an increase of 2% compared to the same period the previous year.

Contacts for media

Banco Santander

comunicacion@gruposantander.com

+34 91 2895211

Ebury

Sam Livingstone (saml@templebaradvisory.com)

William Barker (williamb@templebaradvisory.com)

+44 20 7002 1080

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 5, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer